

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

Gary DeRoos
Chief Executive Officer
Citadel EFT, Inc.
1100 Irvine Boulevard, Suite 322
Tustin, California 92780

> **Re:** **Citadel EFT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 17, 2010**
> **File No. 333-164882**

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, your registration statement fails to include financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Diane D. Dalmy, Esq.
        Via Facsimile